

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

<u>Via Email</u>
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re: ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed January 12, 2012**
> **File No. 024-10299**

Dear Mr. Chance:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Without limiting the generality of the foregoing, we note the following issue:

1.   The financial statements for Bressi Development LLC and R.A.C. Bressi LP do not currently comply with the updating requirements of Part F/S of Form 1-A. Please update your financial statements and provide a currently dated consent with any amendment.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director